SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Healthsouth Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

421924309
(CUSIP Number)

December 31, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 4 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 421924309	13G/A	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,413,515 shares of Common Stock issuable upon exercise of warrants and conversion of convertible notes
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,413,515 shares of Common Stock issuable upon exercise of warrants and conversion of convertible notes
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,413,515 shares of Common Stock issuable upon exercise of warrants and conversion of convertible notes
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.67%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 421924309	13G/A	Page 3 of 4 Pages

This Amendment No. 1 (this "Amendment No. 1") amends the statement on Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on August 17, 2016 (the "Original Schedule 13G" and together with this Amendment No. 1 the "Schedule 13G"), with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Healthsouth Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment No. 1 amends and restates Item 4 in its entirety as set forth below.

Item 4.	OWNERSHIP.

(a) Amount beneficially owned:

As of December 31, 2016, Highbridge Capital Management, LLC, as the trading manager of Highbridge International LLC and Highbridge Tactical Credit & Convertibles Master Fund, L.P. (collectively, the "Highbridge Funds"), may be deemed to be the beneficial owner of 6,413,515 shares of Common Stock issuable upon exercise of warrants and conversion of convertible notes held by the Highbridge Funds.

(b) Percent of class:

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 89,796,334 shares of Common Stock outstanding as of October 21, 2016, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the SEC on October 28, 2016 and assumes the exercise of the reported warrants and convertible notes. Therefore, as of December 31, Highbridge Capital Management, LLC may be deemed to beneficially own approximately 6.67% of the outstanding shares of Common Stock of the Company.

The foregoing should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the shares of Common Stock held by the Highbridge Funds.

CUSIP No. 421924309	13G/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2017

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: /s/ John Oliva
Name: John Oliva Title: Managing Director